Philips CFO updates market on progress on path to value by 2013

November 13, 2012

London, UK – Today, Ron Wirahadiraksa, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHIA), will give a presentation to investors and financial analysts at the UBS European Conference, London, UK.

In his presentation, Mr. Wirahadiraksa will discuss the opportunities and near-term actions to drive performance improvements at Philips in its progress to become a leading diversified industrial group in the field of health and well-being.

The presentation starts on Tuesday, November 13, at 09:30 AM local time. There will be no webcast of the presentation. The presentation slides will be available via this link.

For more information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel.: +31 20 5977406
Email: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 121,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.